Filed pursuant to Rule 433

Registration No. 333-265017-01

May 1, 2025

PRICING TERM SHEET

4.950% Notes due June 15, 2032

Issuer:	ERP Operating Limited Partnership

Security:	4.950% Notes due June 15, 2032

Expected Ratings*:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services

Principal Amount Offered:	$500,000,000

Trade Date:	May 1, 2025

Settlement Date:

May 12, 2025 (T+7)

We expect that delivery of the notes will be made against payment thereof on or about May 12, 2025, which will be the seventh business day following the pricing of the notes (such settlement cycle referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	June 15, 2032

Coupon:	4.950%

Interest Payment Dates:	Payable semiannually on June 15 and December 15, commencing December 15, 2025

Price to Public:	99.716%

Benchmark Treasury:	4.000% UST due April 30, 2032

Benchmark Treasury Price and Yield:	99-28 3/4 / 4.017%

Spread to Benchmark Treasury:	+98 basis points

Re-Offer Yield:	4.997%

Make-Whole Call:	Treasury rate plus 15 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after April 15, 2032 (the date that is two months prior to the maturity date of the notes), the redemption price will not include the Make-Whole Amount

Net Proceeds Before Expenses:	$495,455,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884ABQ5 / US26884ABQ58

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Loop Capital Markets LLC Mizuho Securities USA LLC PNC Capital Markets LLC Regions Securities LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, RBC Capital Markets, LLC at 1-877-688-2301 and Wells Fargo Securities, LLC, at 1-800-645-3751.